July 2, 2024

Robert Redican
Chief Financial Officer
Nuveen Global Cities REIT, Inc.
730 Third Avenue, 3rd Floor
New York, NY 10017

       Re: Nuveen Global Cities REIT, Inc.
           Registration Statement on Form S-11
           Filed June 21, 2024
           File No. 333-280368
Dear Robert Redican:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Catherine De Lorenzo at 202-551-3772 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Jason Goode, Esq.